Exhibit 99.1
T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2011 RESULTS
Assets Under Management Reach Record Level of $510 Billion
BALTIMORE (April 21, 2011) — T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its first quarter 2011 results, including net revenues of $682.4 million, net income of $194.6 million, and diluted earnings per common share of $.72, an increase of 26% from the $.57 per share in the comparable 2010 quarter. Net revenues were $556.2 million in the first quarter of 2010, and net income was $153.0 million.
Assets under management increased $27.9 billion from $482.0 billion at December 31, 2010, to a record $509.9 billion at March 31, 2011, including $300.2 billion in the T. Rowe Price mutual funds distributed in the United States and $209.7 billion in other managed investment portfolios. Net cash inflows in the first quarter 2011 totaled $5.8 billion, and market appreciation and income added $22.1 billion to assets under management. As a result, investment advisory revenues increased 25%, or $117 million, from the comparable 2010 quarter.
Financial Highlights
Relative to the 2010 first quarter, investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the U.S. increased 23%, or $75.1 million, to $400.5 million. Average mutual fund assets under management in the first quarter 2011 were $292.0 billion, an increase of 23% from the average for the comparable 2010 quarter. Mutual fund assets at March 31, 2011 were $300.2 billion, an increase of $17.6 billion, or 6%, from the end of 2010. The firm voluntarily waived money market fund fees of $7.0 million in the first quarter 2011 in order to maintain a positive yield for fund investors, compared to fee waivers of $6.8 million in the comparable 2010 quarter.
Net inflows to the sponsored mutual funds were $4.4 billion during the first quarter 2011, including $2.9 billion added to the stock and blended asset funds and $1.8 billion added to the bond funds. The money market funds had net outflows of $.3 billion. The Equity Income, New Income, Growth Stock, Institutional Mid-Cap Equity Growth, and Overseas Stock funds each added more than $.4 billion during the 2011 quarter. Market appreciation and income increased mutual fund assets under management by $13.2 billion during the first quarter of 2010.
Investment advisory revenues earned on the other investment portfolios that the firm manages increased $41.9 million, or 29%, from the first quarter 2010, to $188.3 million. Average assets in these portfolios were $206.4 billion during the first quarter 2011, an increase of $46.8 billion, or 29%, from the 2010 quarter. Ending assets at March 31, 2011 were $209.7 billion, up $10.3 billion from the end of 2010. Net inflows were $1.4 billion for the first quarter 2011. Strong net inflows into sub-advised funds from third party financial intermediaries and into other sponsored portfolios were partially offset by net outflows from a few institutional investors who restructured their equity investment portfolios. Market appreciation and income increased assets under management in these portfolios by $8.9 billion. Investors domiciled outside the United States accounted for 12% of the firm’s assets under management at March 31, 2011.
The target-date retirement investment portfolios continue to be a steady source of assets under management. During the first quarter 2011, net inflows of $2.9 billion originated in these portfolios. Assets in the target-date retirement portfolios were $65.4 billion at March 31, 2011, accounting for nearly 13% of the firm’s assets under management and 20% of its mutual fund assets.
Operating expenses were $370.9 million in the first quarter of 2011, up $53.4 million from the 2010 quarter. Compensation and related costs increased $35.2 million, or 17%, from the comparable 2010 quarter, due primarily to an increase in the accrual for the firm’s annual variable compensation program, salaries, and related benefits. At March 31, 2011, we employed 5,104 associates, up slightly from the 5,052 associates employed at the end of 2010.
Advertising and promotion expenditures were up $1.9 million compared to the first quarter 2010. The firm currently expects that its advertising and promotion expenditures for the second quarter 2011 will be about $2 million higher than the comparable 2010 quarter, and spending for the full year 2011 could increase about 15% from 2010 levels. The firm varies its level of spending based on market conditions and investor demand as well as its efforts to expand its investor base in the United States and abroad.
Other operating expenses increased $13.1 million, or 29%, from the first quarter of 2010, including $2.5 million in higher distribution expenses recognized on greater fund assets under management that are sourced from financial intermediaries, which offsets the same increase in administrative revenues from 12b-1 fees. Additionally, consulting and professional fees, information services, and other costs have all risen in the 2011 quarter to meet increased business demands.

The first quarter 2011 provision for income taxes as a percentage of pretax income has been recognized using an estimated 38.3% rate. Higher anticipated state income taxes have pushed the current estimate for the full year 2011 to 38.3%, up from the prior estimate of 37.8%.
Management Commentary
James A.C. Kennedy, the company’s chief executive officer and president, commented: “The firm’s long-term investment advisory results relative to our peers remain very strong, with 89% of the T. Rowe Price funds across their share classes outperforming their comparable Lipper averages on a total return basis for the three- and five-year periods ended March 31, 2011, 81% outperforming for the 10-year period, and 65% outperforming for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for nearly 78% of our rated funds’ assets under management.
“Continuing the momentum from last year, solid net client inflows and market gains combined to boost the firm’s assets under management at the end of the first quarter to another record high. Our quarterly net revenues, net income, and earnings are also at record levels. This first quarter financial performance was achieved during a strong, albeit volatile, period for world equity markets. Market gains through mid-February and a strong rally in the latter half of March sandwiched a significant sell-off in which unrest in North Africa and the Middle East, as well as the unfolding tragedy in Japan, rattled world markets.
“Our strong capital position gives us the flexibility to continue to invest in our people, infrastructure, technology, and general capabilities. We remain debt-free with substantial liquidity, including cash and mutual fund investment holdings exceeding $1.8 billion. Based on current strategic projects and plans, the company’s capital expenditures for all of 2011 are estimated to be about $110 million. These cash expenditures are funded from our available liquid resources. Through March 31, we have expended $31 million to repurchase 500,000 shares of our common stock.
Market Commentary
“Although markets remain volatile, improving sentiment has led investors to largely shrug off recent geopolitical and economic uncertainties. The U.S. economic recovery is slowly picking up steam, corporate earnings are strong, and mergers and acquisitions activity should continue. Meanwhile, equity valuations are still reasonably attractive. Nonetheless, strong cross-currents remain, including higher energy costs, a still-depressed U.S. housing market, the ongoing political debate regarding the U.S. federal budget, and an inflation threat in many emerging economies that could dampen global consumer spending. Global political turmoil also remains a concern, as do lingering European sovereign debt challenges, although growth in the developing world still looks fairly robust. Upward pressure on global interest rates will likely persist and challenge bond market returns in future periods.”
Closing Comment
In closing, Mr. Kennedy said: “On April 2 of this year we celebrated our silver anniversary as a public company. Of the 630 associates we employed 25 years ago, 102 of them are still active employees today. We thank each of them for their long-tenured and valuable service. Now with more than 5,100 talented and dedicated associates, a healthy balance sheet, and globally diversified investment and distribution expertise, we feel we are very well positioned for the future. Our focus will continue to be adding value for our clients and shareholders.”
Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter 2011 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm’s unaudited financial results at March 31, 2011.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm’s 2010 Form 10-K reports.
Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, sub-advisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

Unaudited Condensed Consolidated Statements of Income
(in millions, except per-share amounts)

	Three months ended
	3/31/2010	3/31/2011
Revenues
Investment advisory fees	$471.8	$588.8
Administrative fees	83.6	93.1
Investment income of savings bank subsidiary	1.7	1.3

Total revenues	557.1	683.2
Interest expense on savings bank deposits	0.9	0.8

Net revenues	556.2	682.4

Operating expenses
Compensation and related costs	207.7	242.9
Advertising and promotion	23.5	25.4
Depreciation and amortization of property and equipment	15.4	16.6
Occupancy and facility costs	25.7	27.7
Other operating expenses	45.2	58.3

Total operating expenses	317.5	370.9

Net operating income	238.7	311.5
Non-operating investment income	5.3	3.9

Income before income taxes	244.0	315.4
Provision for income taxes	91.0	120.8

Net income	$153.0	$194.6

Earnings per share on common stock
Basic	$0.59	$0.75

Diluted	$0.57	$0.72

Dividends declared per share	$0.27	$0.31

Weighted average shares
Outstanding	258.2	258.7

Outstanding assuming dilution	266.2	268.5

	Three months ended
	3/31/2010	3/31/2011
Investment Advisory Revenues (in millions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$262.8	$327.0
Bond and money market	62.6	73.5

	325.4	400.5
Other portfolios
Stock and blended asset	120.3	154.8
Bond, money market and stable value	26.1	33.5

	146.4	188.3

Total	$471.8	$588.8

	Average during
	the first quarter		As of
	2010	2011	12/31/2010	3/31/2011
Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$175.6	$220.8	$212.4	$227.8
Bond and money market	61.7	71.2	70.2	72.4

Total	237.3	292.0	282.6	300.2

Other portfolios
Stock and blended asset	117.5	154.6	148.2	157.3
Bond, money market and stable value	42.1	51.8	51.2	52.4

	159.6	206.4	199.4	209.7

Total	$396.9	$498.4	$482.0	$509.9

Stock and blended asset portfolios			$360.6	$385.1
Fixed income portfolios			121.4	124.8

Total			$482.0	$509.9

	Three months ended
	3/31/2010	3/31/2011
Condensed Consolidated Cash Flows Information (in millions)
Cash provided by operating activities	$256.7	$336.0
Cash used in investing activities, including $(11.7) for additions to property and equipment in 2011	(174.4)	(17.0)
Cash used in financing activities, including common stock repurchases of $(31.3) and dividends paid of $(80.7) in 2011	(61.5)	(67.2)

Net change in cash during the period	$20.8	$251.8

	12/31/2010	3/31/2011
Condensed Consolidated Balance Sheet Information (in millions)
Cash and cash equivalents	$813.1	$1,064.9
Investments in sponsored mutual funds	747.9	774.0
Other investments	209.7	211.1
Property and equipment	560.3	551.8
Goodwill	665.7	665.7
Accounts receivable and other assets	645.3	618.5

Total assets	3,642.0	3,886.0
Total liabilities	345.5	430.1

Stockholders’ equity, 259.6 common shares outstanding in 2011, including net unrealized holding gains of $151.2 in 2011	$3,296.5	$3,455.9